SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                  FORM 11-K

                   REPORT OF EMPLOYEE STOCK OWNERSHIP PLAN
                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                 For The Fiscal Year Ended December 31, 1999


                                 NBTY, INC.
             (Exact name of Registrant as specified in Charter)


       DELAWARE                    01666               11-2228617
   (State or other         (Commission File No.)     (IRS Employer
   jurisdiction of                                   identification
    Incorporation)                                       number)


                  90 Orville Drive, Bohemia, New York 11716
            (Address of principal executive office and zip code)

                Registrant's Telephone Number: (631) 567-9500


                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                   YEARS ENDED DECEMBER 31, 1999 AND 1998

                          FINANCIAL STATEMENTS AND
                       REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS


                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                  YEARS ENDED DECEMBER 31, 1999 AND 1998

                                  CONTENTS

                                                                       Page
                                                                       ----

Report of Independent Certified Public Accountants                       1

Financial statements:

  Statements of net assets available for benefits                        2

  Statements of changes in net assets available
   for benefits                                                          3

  Notes to financial statements                                      4 - 9

Supplemental schedules:

  Schedule of assets held for investment purposes
   at end of year                                                       10

  Schedule of reportable transactions                                   11


             Report of Independent Certified Public Accountants

Trustee of NBTY, Inc. Employees' Stock Ownership Plan
Bohemia, New York

We have audited the accompanying statements of net assets available for benefits of NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
 An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       NUSSBAUM YATES & WOLPOW, P.C.

Melville, New York
May 9, 2000


                  NBTY, INC. EMPLOYEES STOCK OWNERSHIP PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                         DECEMBER 31, 1999 AND 1998

                                                   1999             1998
                                                   ----             ----

Assets:
  Investment in NBTY, Inc. common
   stock, at fair value                        $35,324,908      $21,334,388

  Cash and cash equivalents                         25,389           30,540
                                               ----------------------------

      Net assets available for benefits        $35,350,297      $21,364,928
                                               ============================

                     See notes to financial statements.


                  NBTY, INC. EMPLOYEES STOCK OWNERSHIP PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         DECEMBER 31, 1999 AND 1998

                                                   1999            1998
                                                   ----            ----

Investment income:
  Net appreciation (depreciation) in fair
   value of investments                        $13,687,593     $(11,673,604)
  Interest                                           1,390            1,388
Employer cash contributions                      1,117,350          363,904
                                               ----------------------------

                                                14,806,333      (11,308,312)

Distributions to participants                      820,964        2,060,990
                                               ----------------------------

Net increase (decrease)                         13,985,369      (13,369,302)

Net assets available for benefits:
  Beginning of year                             21,364,928       34,734,230
                                               ----------------------------

  End of year                                  $35,350,297      $21,364,928
                                               ============================

                     See notes to financial statements.


                  NBTY, INC. EMPLOYEES STOCK OWNERSHIP PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1999 AND 1998

1.    Description of Plan

      The following description of the NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is an employee stock ownership plan covering substantially all employees of NBTY, Inc. and its subsidiaries (the "Employer") who are employed at calendar year end, have completed one year of service and who have attained the age of twenty and one-half. The assets of the plan are to be invested primarily in common stock of NBTY, Inc. for the purpose of providing its eligible employees with the benefits of ownership of common stock of NBTY, Inc. under the terms of the Plan. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets of the Plan are held by a trust established under the Plan. The Employer shall have responsibility for the administration of the Plan.

      No distributions from the Plan will be made until a participant retires, dies, or otherwise terminates employment with the Employer. Distributions are made in the form of Company common shares plus cash for any fractional share.

      Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

      Employer Contributions

      The Plan provides that the Board of Directors of the Employer, at its sole discretion, shall determine the amount, if any, that the Employer shall contribute either in cash or shares of the Employer's common stock to the trust fund for each Plan year, not to exceed the maximum amount allowed by the applicable provisions of the Internal Revenue Code. Participants are neither required nor permitted to make any contributions under the Plan.

      Participants' Accounts

      Employer contributions are allocated to each participant's account in the same proportion that each participant's considered compensation bears to the total considered compensation of all participants for such year. Any earnings or losses are allocated in the same proportion that each participant's account bears to the total of all such accounts as of the beginning of the Plan year. Forfeitures are first made available to reinstate previously forfeited account balances of former participants. Remaining forfeitures, if any, are allocated in the same manner as Employer contributions. All shares of NBTY, Inc. common stock are allocated to participants' accounts at the end of the calendar year.

      Vested Benefits

      If a participant's employment with the Employer is terminated at or after the participant attains age 65, and completes five years of service, or if the participant's employment is terminated at any age because of disability (as defined in the Plan), the participant shall be vested in and entitled to receive 100% of the entire amount then in the participant's account. In the event that the termination of a participant is caused by death, the beneficiary shall be vested in and entitled to receive 100% of the entire amount then in the participant's account. If a participant's employment with the Employer is terminated before age 65, and the completion of five years of service for any reason other than disability or death, the participant shall be entitled to an amount equal to a percentage of the balances then in the participant's account, according to the following schedule:

                Years of Service      Percentage
                ----------------      ----------

                  Less than 5              0%
                  5 or more              100%

      If the Plan were to be classified as top heavy (as defined in the Plan agreement), for every plan year once the Plan is initially classified as top heavy, vesting would be as follows:

                Years of Service      Percentage
                ----------------      ----------

                  Less than 2              0%
                  2 but less than 3       20%
                  3 but less than 4       40%
                  4 but less than 5       60%
                  5 but less than 6       80%
                  6 or more              100%

      Payment of Benefits

      Payments of stock or cash shall be in the form of a lump sum or in installments over a period not exceeding 15 years, at the election of the participant or beneficiary. Payments related to the participant's Employer stock account will be made in Employer stock. The participant general investment account will be distributed in the form of cash or Employer stock. Unless the participant elects otherwise, the payments shall commence no later than one year after the close of the Plan year in which the participant terminates employment due to death, disability or retirement, and no later than five years after the close of the plan year in which the participant terminates employment for any other reason.

      If, and only if, the Employer shares are not readily tradable on an established market, then any participant who is otherwise entitled to a distribution from the Plan shall have the right to require that the Employer repurchase any such shares under a fair valuation formula established by an independent appraiser appointed pursuant to the provisions of the Plan. The amount paid for Employer shares under this put option shall be paid in substantially equal periodic payments (not less frequently than annually) over a period beginning not later than 30 days after the exercise of the put option and not exceeding five years, such mode of payment in the Employer's sole discretion. There shall be adequate security provided and reasonable interest paid on any unpaid balance due resulting from such put option.

2.    Summary of Significant Accounting Policies

      Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting.

      Investment Valuation

      Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis.

      Payment of Benefits

      Benefits are recorded when paid. The value of a participant's benefit is determined as of the year-end immediately preceding the date benefits are paid.

      Benefits Payable to Terminated Participants

      Benefits payable to all Plan participants (both active and terminated) are included in "net assets available for benefits." The amount payable to terminated participants is $570,679 and $503,816 at December 31, 1999 and 1998.

      Use of Estimates

      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents

      The Plan considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3.    Investments

      The following table presents the Plan's investment in NBTY, Inc. common stock as determined by the last quoted trading price on December 31, 1999 and 1998.

               1999                                   1998
------------------------------------   ------------------------------------
Number of      Fair                    Number of      Fair
 Shares        Value         Cost       Shares        Value         Cost
---------      -----         ----      ---------      -----         ----

3,054,995   $35,324,908   $3,889,132   2,994,300   $21,334,388   $2,796,869

4.    Related Party Transactions

      During 1999 and 1998, the Plan purchased at market value 175,000 shares and 60,000 shares for $1,117,350 and $363,904, respectively, of the Employer's common stock as part of its investment portfolio. These transactions qualify as party-in-interest.

5.    Administration of Plan Assets

      The Trustee, appointed by the Employer, has sole responsibility for administration of the trust established under the Plan and for the management of the assets of the Plan held under the trust. Certain administrative functions are performed by officers or employees of the Employer. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by the Employer.

6.    Plan Termination

      Although the Employer has not expressed any intention to do so, it has the right to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become fully vested in their respective account balances.

7.    Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated April 19, 2000 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.


                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN
       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                              DECEMBER 31, 1999

ID#:  11-2228617
PN#:  001

                                            (c)
               (b)              Description of Investment
        Identity of Issue,      Including Maturity Date,                        (e)
        Borrower, Lessor,     Rate of Interest, Collateral,     (d)           Current
 (a)     or Similar Party         Par or Maturity Value         Cost           Value
 ---    ------------------    -----------------------------     ----          -------

  *         NBTY, Inc.             3,054,995 shares of       $3,889,132     $35,324,908
                                   common stock


<F*>  Party-In-Interest to the Plan

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN
                    SCHEDULE OF REPORTABLE TRANSACTIONS
                              DECEMBER 31, 1999

ID#:  11-2228617
PN#:  001

                         (b)
                 Description of asset                                         (f)                         (h)
     (a)          (include interest           (c)       (d)      (e)        Expense        (g)       Current value        (i)
 Identity of      rate and maturity        Purchase   Selling   Lease    incurred with     Cost       of asset on      Net gain
party Involved    in case of a loan)         price     price    rental    transaction    of asset   transaction date   or (loss)
--------------   --------------------      --------   -------   ------   -------------   --------   ----------------   ----------

       -         175,000 shares of
                 NBTY, Inc. common stock   $1,117,350   $ -      $ -          $ -       $1,117,350     $1,117,350         $ -

                                 SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  NBTY, Inc. Employees' Stock Ownership Plan
                                  ------------------------------------------
                                                (Name of Plan)


DATE  June 27, 2000               /s/ Harvey Kamil
      -------------               ------------------------------------------
                                  Harvey Kamil
                                  Executive Vice President
                                  Chief Financial Officer